EXHIBIT 12.1

Nuevo Energy Company
Computation of Earnings to Fixed Changes and Ratio of Earnings to Combined Fixed Changes
And Preferred and Preference Stock Dividend Requirements
(Dollars in Thousands)

	For The Quarter
	Ended	For the Year Ended December 31,
	March 31, 2004	2003	2002	2001	2000	1999
Earnings
Pre-tax income (loss) from continuing operations	$14,829	$60,207	$39,770	$(152,494)	$102	$26,083
Minority interest in consolidated subsidiaries		—	—	—	—	—
Income from equity		—	—	—	—	—

Pre-tax income (loss) from continuing operations before minority interest in consolidated subsidiaries and income from equity investees	14,829	60,207	39,770	(152,494)	102	26,083
Fixed charges	9,361	51,917	41,484	46,933	38,427	33,918
Distributed income of equity investees	—	—	—	—	—	—
Amortization of capitalized interest		—	—	—	—	—
Minority interest in consolidated subsidiaries	—	—	—	—	—	—
Subtract capitalized interest	(125)	(1,612)	(1,942)	(2,476)	—	(251)

Total earnings available for fixed charges	24,065	110,512	79,312	(108,037)	38,529	59,750

Fixed charges
Interest expensed and capitalized	9,001	50,596	39,885	45,482	37,472	33,361
Interest component of rent	360	1,321	1,599	1,451	955	557

Total fixed charges	9,361	51,917	41,484	46,933	38,427	33,918

Ratio of earnings to fixed charges(1)	2.57	2.13	1.91	(2)	1.00	1.76

(1)	The ratio of earnings to combined fixed charges and preferred and preference stock dividend requirements for the periods presented is the same as the ratio of earnings to fixed charges since we have no outstanding preferred stock or preference stock and, therefore, no dividend requirements.

For purposes of calculating these ratios: (i) “fixed charges” represent interest expensed and capitalized, including amortized premiums, discounts and capitalized expenses related to indebtedness; and an estimate of the interest within rental expenses and (ii) “earnings” represent the aggregate of pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income (loss) from equity investees, fixed charges, amortization of capitalized interest and distributed income of equity investees, less capitalized interest and less minority interest in pre-tax income of subsidiaries that have not incurred fixed charges.

(2)	Earnings were inadequate to cover fixed charges by $152,494.